CAMPAIGN VIDEO

Words: 385

Time: 2:06 @ 180 WPM (fast)

💬 Speechify

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BILL: Commercial space and green energy are two of the fastest-growing investment markets today, projected to reach a staggering $3 trillion by 2030.	**Stock - Space and solar panels** **Text - $3T by 2030**
Infinity Fuel Cell and Hydrogen gives investors the opportunity to tap into both.	**Infinity Fuel Logo over b-roll of team working in the lab**
I'm Bill Smith, founder of Infinity Fuel Cell and Hydrogen. I previously co-founded Proton Energy Systems, which raised $200M and went public on NASDAQ.	Bill to camera Proton Energy logo Text - raised $200M NASDAQ logo
My entire career has been building towards this moment, and I intend to treat your investment with the same care as my own.	Bill to camera
VOICE OVER: **Infinity Fuel Cell & Hydrogen is powering the future with proven hydrogen energy systems.**	**Infinity fuel logo** **B-roll on Infinity team working in the lab**
Our fuel cells and electrolyzers convert hydrogen and oxygen into electricity and water—and back again.	Animation here - working on animation

This closed loop process provides reliable, resilient power even in the harshest conditions, from the vacuum of space to the deepest parts of the ocean.	**Continue animation** **Stock Space** **Stock Deep ocean**
We've perfected these systems over the 20-year life of our company.	B-roll of different fuel cells over time and news paper about Gemini landing
With $50 million in research and development funding from NASA, the Navy, and bluechip aerospace companies—we're ready to enter our next exciting phase, commercial markets—making it a perfect time for investors to join us.	B-roll of R&D - NASA logo - NASA stock Navy logo and footage B-roll Footage of bill walking past blue origin photo in the office
Our sights are set on aviation and surface marine transport which have no clear path to reducing the carbon emissions.	Stock Airplanes Submarines
This has created a massive demand for proven technologies that can cost-effectively decarbonize these sectors. It's a demand we're uniquely qualified to fill.	Lab b-roll Bill talking with lab techs
BILL: **Infinity Fuel Cell & Hydrogen**'s AS9100 aerospace certification and scalable, modular architecture gives us a clear competitive advantage in the emerging green hydrogen economy.	Bill to camera B-roll AS9100 sign in lab B-roll- fuel cells being made

In fact, our revenue has increased significantly in the last 3 years alone.	Bill to camera
I'm joined by a team with over 100 years of collective experience.	B-roll of Infinity Fuel team
==Past and present team members have worked on every== NASA fuel cell program since project Gemini, to Apollo, and the space shuttle orbital program.	Public domain images of Gemini Launch
VOICE OVER: With your support at this critical juncture, we plan to expand our team of engineers, boost our manufacturing capacity, and realize the true potential of our technology.	B-roll of team working in lab ● Engineers ● Working on fuel cells ● Team member creating cells
That includes addressing mankind's most pressing energy problems, like: ● Providing power to civilians in remote off-grid locations or during natural disasters ● Storing renewable energy at scale for times when the sun isn't shining, and the wind isn't blowing. ● And inventing the carbon-free future with power at any altitude.	Quick cuts ● Remote locations ● Solar panel fields ● Wind turbines ● Earth from space
Join us in turning our vision for a carbon-free future into a tangible reality. Invest in **Infinity Fuel Cell & Hydrogen** today.	**B-roll of team working in the lab** **Invest in Infinity Fuel**

SOCIAL ADS

1: Team

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VO This is your opportunity to invest in the team that raised over $200M in funding and took their last company public on NASDAQ.	
Past and present team members have worked on every NASA fuel cell program since Gemini.	
Now, we're trying to solve mankind's toughest energy challenges with **Infinity Fuel Cell & Hydrogen.**	
Invest today.	

2: Product

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From the depths of the ocean to the void of space—	
Infinity Fuel Cell & Hydrogen unleashes clean, reliable hydrogen fuel for	

industries with the most extreme power requirements.	
<mark>And this is your opportunity to be an investor.</mark>	

3: Traction

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Invest in **Infinity Fuel Cell & Hydrogen**—	
The company with $50M in contracts completed or in process from NASA, the Navy, and commercial aerospace companies—	
And with revenue that's surged 500% in just 3 years.	
The best part? We're just getting started.	
Invest today.	